Filed by Crestwood Equity Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Equity Partners LP

Commission File No.: 001-34664

The following is a transcript of a conference call held by Crestwood Equity Partners LP on August 16, 2023. The speakers are identified therein.

Project Safari Investor Call Script

Wednesday, August 16, 2023

8:00 am CT

Operator Script

Good morning, and welcome to today’s conference call to discuss the recently announced transaction between Crestwood Equity Partners LP and Energy Transfer Partners LP.

Joining us today from Crestwood with prepared remarks are:

•	Founder, Chairman, and Chief Executive Officer, Bob Phillips, and

•	President, Robert Halpin

Additional members of senior management will be available for the question-and-answer session with Crestwood’s current analysts following the prepared remarks.

Before we begin the call, listeners are reminded that the Company may make certain forward-looking statements as defined in the Securities and Exchange Act of 1934 that are based on assumptions and information currently available at the time of today’s call. Please refer to the Company’s latest filings with the SEC for a list of risk factors that may cause actual results to differ.

Additionally, certain non-GAAP financial measures, such as EBITDA, adjusted EBITDA, distributable cash flow, and free cash flow will be discussed.

Today’s call is being recorded. (Insert Operator Instructions)

With that, I’ll turn the call over to Mr. Phillips…

Slide 4: Overview of Proposed Transaction – Bob

Good morning, and thank you all for joining us on short notice.

I’m excited to be here with you today to talk about this compelling transaction, which we announced this morning. Along with the press release, we posted a presentation on our company website, and we plan to reference certain slides from the presentation on this call. Following our prepared remarks, we will have a short question and answer session with our research analysts.

Turning to the deal, this morning Crestwood and Energy Transfer announced that we have entered into a definitive merger agreement under which Energy Transfer will acquire Crestwood in a tax-efficient, all-equity transaction valued at approximately $7.1 billion, including the assumption of debt and preferred equity securities.

Under the terms of the agreement, each Crestwood unitholder will receive 2.07 common units of Energy Transfer for each Crestwood common unit, representing an at-the-market exchange ratio for both companies. Upon closing of the transaction, which we expect to occur in the fourth quarter of 2023, Energy Transfer will issue to Crestwood approximately 219 million common units, which will represent approximately 6.5% of Energy Transfer’s outstanding common units.

We believe this transaction represents a highly attractive next step for our unitholders, who will exchange into one of the largest and most diversified infrastructure companies in North America. Over the last 12 years, we have built a truly outstanding midstream company at Crestwood. We have significant reach and scale across three key basins, a reputation for industry expertise and customer service, and a steadfast commitment to sustainable operations and safe operating principles – all of which are driving factors behind Energy Transfer’s interest and acquisition of our company.

Over the last few years, Crestwood has been a staunch proponent of consolidation within the midstream space, as we have executed on a regional consolidation strategy in the Bakken and Delaware basins to build core, franchise assets, while divesting our lower growth G&P and gas storage assets. Crestwood has simplified our structure over that period of time, eliminating most of our joint ventures, and creating a cleaner, simpler company that is focused on maximizing free cash flow generation and long-term value for our unitholders.

The strategic transaction announced today with Energy Transfer is the result of a comprehensive review conducted by our Board of Directors and management team, which gave significant consideration to Crestwood’s growth potential as a standalone business as compared to our potential as part of a much larger organization with the scale and diversification of ET. Energy Transfer has an incredibly balanced and well-integrated asset portfolio spanning the entire midstream value chain, and we believe Crestwood’s assets have greater value within that platform versus standalone.

Before I turn the call over to Robert to walk through the strategic rationale of the deal, I would like to personally thank the hard working and dedicated employees of Crestwood, who collectively have built one of the leading midstream companies in the industry. Over the past 12 years, the employees of Crestwood have worked tirelessly to build a first-class organization focused on providing safe, reliable, and sustainable midstream services to our customers as well as develop an asset portfolio of high-value, critical infrastructure. Today’s announcement highlights the value that our employees have built since the company’s founding in 2011, and for that, I could not be prouder.

With that, Robert, I’ll turn the call over to you.

Slide 7: Compelling Value Proposition – Robert

Thanks, Bob. And thank you all again for joining us this morning.

To reiterate what Bob said, we are really excited about this combination and the growth potential it can unlock for Crestwood. We believe the transaction provides a very compelling value proposition for our unitholders, and I will walk you through why we believe that this is the best path forward for the company.

So turning back to the slide deck, I’ll begin my comments on page 7 which speaks to the value proposition of this deal for Crestwood’s unitholders.

At a high level, following the close of the transaction, Crestwood unitholders will own approximately 6.5% of the common units of Energy Transfer, one of the largest and most diversified midstream energy companies in North America. Energy Transfer has a fully-integrated, wellhead-to-water asset base that includes significant NGL fractionation, hydrocarbon export capabilities, natural gas, crude oil, NGL transportation and storage assets, as well as LNG facilities. CEQP unitholders will benefit from Energy Transfer’s diversification and scale, as well as cash flow stability supported by significant take-or-pay contracts from investment grade counterparties.

From a financial perspective, we expect the transaction to result in accretion to Crestwood unitholders distribution per unit in 2024, which will be driven by Energy Transfer’s public target of 3-5% annual distribution growth rate. In addition, we are also highly encouraged by the long-term value upside potential as holders of Energy Transfer units, based on their extensive backlog of attractive growth opportunities and financial flexibility to execute on its business plan. Energy Transfer can also realize additional growth over time through combining Crestwood’s G&P & S&L operations into ET’s fully integrated asset base and capturing greater value across the full midstream value connected to Crestwood’s assets.

From a balance sheet standpoint, Energy Transfer has an investment grade balance sheet with positive outlooks from all three rating agencies. Crestwood unitholders can benefit from Energy Transfer’s attractive cost of capital, which is increasingly important in today’s highly competitive midstream industry. In addition, we expect Energy Transfer will have the ability over time to recapitalize meaningful portions of Crestwood’s debt and preferred equity capital structure at much lower costs of capital than CEQP standalone.

Slide 8: Diversified MLP with Significant Scale – Robert

As I briefly touched upon on the prior slide, Energy Transfer has a fully-integrated, coast-to-coast asset base that includes significant NGL fractionation, hydrocarbon export capabilities, natural gas intrastate and interstate crude oil, natural gas, and NGL pipelines, and LNG facilities. The pro forma company will have an enterprise value of approximately $108 billion and adjusted EBITDA of approximately $14 billion. In addition to scale and being one of the largest midstream players in North America, Energy Transfer benefits from cash flow diversification, with a very balanced asset mix based on product, service offering and customers, which high grades our G&P weighted portfolio and provides stability through periods of commodity price volatility.

Slide 9: Substantial value upside potential with ET units – Robert

Turning to slide 9, in connection with our evaluation of this transaction and consistent with the all-equity financial structure, we considered the relative value of both Energy Transfer and Crestwood. At the current unit price levels, we believe Energy Transfer has significant unit price appreciation potential based on a number of valuation metrics, including the research analyst price target median of approximately $17 per unit. At the transaction exchange ratio of 2.07x, the analyst price target of $17 represents an approximately $35 per unit price on an exchanged basis for CEQP, representing a more than 30% upside from current CEQP pricing levels. In addition, we believe there is further upside potential in Energy Transfer’s unit price over time through execution of the business plan and the company re-rating towards the peer group median trading multiple of above 9.0x firm value to EBITDA. We believe exchanging into Energy Transfer units meaningfully de-risks the status quo business outlook and provides significant upside value for our unitholders over the long-term.

Slide 10: Distribution Accretion & Balance Sheet – Robert

Flipping to slide 10, in addition to unit price appreciation over time, we expect Crestwood unitholders will benefit upon closing of the transaction from an increased distribution per unit. As Crestwood has publicly disclosed, our status quo capital allocation priorities are focused on deleveraging our balance sheet to our long-term targets, and as such we would expect our distribution to remain flat at $0.655 per unit per quarter for the foreseeable future. Based on Energy Transfer’s public target of 3% to 5% per year and the exchange ratio of 2.07x, we would expect Crestwood unitholders’ to experience accelerated distribution growth versus the status quo case beginning in 2024 after the transaction has closed. Energy Transfer generates a substantial amount of free cash flow, and the scale, diversity and stability of that cash flow provides Crestwood unitholders a lower risk path to accelerated distribution growth.

In addition, Crestwood will exchange its units into a company with an investment grade balance sheet and significantly lower cost of capital than Crestwood. We expect Crestwood unitholders will benefit from the lower cost of capital over time, especially as Energy Transfer looks to recapitalize Crestwood’s capital structure in the future.

Slide 11: Combination to Maximize Long-Term Value – Robert

Before we move onto Q&A, I want to quickly summarize the transaction highlights for the unitholders and stakeholders of Crestwood. Through this transaction, Crestwood unitholders will own approximately 6.5% of the common units of the pro forma Energy Transfer. We expect Crestwood unitholders will benefit from Energy Transfer’s enhanced scale, asset diversification and fully-integrated, coast-to-coast asset base, which provides greater cash flow stability through periods of commodity price volatility and business cycles. We expect to enhance our standalone growth outlook by combining Crestwood’s G&P assets and S&L operations into Energy Transfer’s fully integrated business, which spans the full midstream value chain. And financially, Crestwood unitholders will be exchanging into a company with an investment grade balance sheet, while also receiving greater distributions per unit based on Energy Transfer’s targeted distribution growth rate and substantial value uplift potential into the future. In short, we believe the transaction delivers to our unitholders a higher yield and value proposition with a lower overall risk profile, representing a very compelling value opportunity over the long-term. We are excited about the future as part of Energy Transfer and look forward to bringing our two organizations together.

With that, operator I would like to open the floor for questions.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Energy Transfer LP (“Energy Transfer”) and Crestwood Equity Partners LP (“Crestwood”), Energy Transfer and Crestwood will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by Energy Transfer that will include a proxy statement of Crestwood that also constitutes a prospectus of Energy Transfer. A definitive proxy statement/prospectus will be mailed to unitholders of Crestwood. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Energy Transfer or Crestwood (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ENERGY TRANSFER AND CRESTWOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Energy Transfer or Crestwood, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer will be available free of charge on Energy Transfer’s website at www.energytransfer.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Energy Transfer LP, 8111 Westchester Drive, Suite 600, Dallas, TX 75225, Tel. No. (214) 981-0795 or to investorrelations@energytransfer.com. Copies of the documents filed with the SEC by Crestwood will be available free of charge on Crestwood’s website at www.crestwoodlp.com under the tab “Investors” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Crestwood Equity Partners LP, 811 Main Street, Suite 3400, Houston, TX 77002, Tel. No. (832) 519-2200 or to investorrelations@crestwoodlp.com. The information included on, or accessible through, Energy Transfer’s or Crestwood’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Energy Transfer, Crestwood and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Crestwood’s general partner is set forth in its proxy statement for its 2023 annual meeting of unitholders, which was filed with the SEC on March 31, 2023, and in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023. Information about the directors and executive officers of Energy Transfer’s general partner is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Energy Transfer and Crestwood, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Crestwood unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Energy Transfer and Crestwood to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Energy Transfer, Crestwood or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Energy Transfer’s or Crestwood’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Energy Transfer and Crestwood’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Energy Transfer and Crestwood; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Energy Transfer’s and/or Crestwood’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Crestwood’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Energy Transfer or Crestwood, and other political or security disturbances; dilution caused by Energy Transfer’s issuance of additional units representing limited partner interests in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; changes in the supply, demand or price of oil, natural gas, and natural gas liquids; those risks described in Item 1A of Energy Transfer’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and its subsequent Quarterly Reports on Form 10 Q and Current Reports on Form 8-K; those risks described in Item 1A of Crestwood’s Annual Report on Form 10-K, filed with the SEC on February 27, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.

While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Energy Transfer and Crestwood caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Energy Transfer nor Crestwood assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Energy Transfer’s or Crestwood’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

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